FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☒   No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

AMCOR LIMITED

ANNUAL GENERAL MEETING

THURSDAY, OCTOBER 27, 2005

CHAIRMAN’S ADDRESS

Ladies and Gentlemen:

The 2005 financial year for Amcor was one of both considerable change and also substantial challenge, and let me say at the outset, that your Board is particularly pleased with the way the organisation has handled these events. This reflects the underlying strength of the company.

The format for this morning is that I will present an overview of the results, discuss the ACCC matters, Corporate Governance and compliance, as well as Board composition changes. Ken MacKenzie will then give a more detailed review of last year and outline the strategy for the future.

2004/2005 Year

Earnings for the 2005 year were up 1% to $443 million. This was before significant items and reflected a sound performance when considered against the backdrop of particularly sharp increases in nearly all the raw material input costs, that in turn needed to be passed through to our customers. The magnitude of these raw material cost increases, which reflect commodity prices, particularly oil, was at their peak, an annualised amount of $750 million. To properly appreciate the challenge, shareholders will note that during the last 12-18 months while commodity prices have been at unprecedented levels, there has been negligible inflation in most of the economies in which we operate. Manufacturers such as Amcor are converters of raw materials, and it is this sector that has borne the brunt of margin compression. Any under recovery of raw material costs increases would have resulted in a fall in Amcor’s margins. So to have actually maintained earnings steady, by both passing on price increases and reducing other costs, was relatively pleasing in such an environment.

Dividends for the year increased 6.3% from 32.0 to 34.0 cents per share which represents a payout ratio of 58% based on the pre goodwill earnings. This growth in dividend reflects the strong cash flow the company generates.

During the year there were a number of significant events that occurred.

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

ACCC

First, there is the matter that is now under investigation by the Australian Competition and Consumer Commission. On November 23 2004, the company announced that it had received information that led it to believe that the Australian and New Zealand corrugated business may have been involved in conduct which may have been in breach of competition laws.

Amcor immediately informed the ACCC of the information, notified the ASX and undertook that it would provide full co-operation in any investigation that the ACCC commenced. The company also referred the information to the New Zealand Commerce Commission and initiated its own investigation of these matters.

The information which the Board received was delivered to the company’s solicitors in the course of Federal Court litigation between the company and five former senior executives who had worked in Amcor’s corrugated box business. The company had sought court orders relating to the return of confidential information and injunctions to prevent use of that information by those former executives. The orders sought by the company were granted by the Court.

On 7 December 2004, Amcor announced that it had met on the previous day to consider an interim report in the matter from its legal advisers. The Board also stated that it had resolved to accept offers of resignation given by the Managing Director, Mr Russell Jones and the Managing Director of Amcor Australasia, Mr Peter Sutton. It also terminated a consultancy agreement with a former Managing Director of Amcor Australasia, Mr Peter Brown.

At that time, I assumed the interim position of Executive Chairman and Louis Lachal became the Acting Chief Operating Officer.

At the same time, the Board undertook a global search for a new Managing Director that resulted in the appointment of Ken MacKenzie, effective from July 1 this year.

Clearly this has been a challenging period for the Company and there are a number of key points that need to be made.

Upon receipt of the information, the Board not only reported the matter to the various authorities and commenced its own investigation, but also started the process of changing the behaviour and, all importantly, the culture within the Australasian corrugated box business.

New management has been installed in nearly all the senior positions of the corrugated box operations and there has been a significant change in organisation structure to improve market focus and customer service. There has been further training of personnel on Trade Practices Law in Australasia and management training in the area of cultural change and values management. This is a major initiative which is already having a profoundly positive impact on the corrugated business in Australasia.

The ACCC and NZCC investigations are continuing and they are confidential. Amcor has given extensive co-operation and will continue to give full co-operation to the ACCC and NZCC in their investigations. The investigations may continue for some time and legal proceedings may result from those investigations. If proceedings are commenced, it will be a matter for the Courts to determine whether there have been breaches of competition laws.

Amcor has been granted conditional immunity by the New Zealand Commerce Commission and in Australia has sought immunity from the ACCC.

It is not possible for me to say any more now in relation to this matter and I therefore do not propose to take any questions at this meeting in relation to it. I hope that it will be understood that the timing of any developments is a matter for the ACCC.

I wish to emphasise that the Board has taken vigorous action to protect the interests of the company and its shareholders in this matter.

Corporate Governance

Amcor has a strong record on Corporate Governance and the Board treats this area of its responsibility very seriously. However, there are inherent limitations to the effectiveness of any system of disclosure and internal controls, including and especially the possibilities of fraud or intentional circumvention of controls by individual acts of collusion by two or more people. It is important for shareholders, not just of Amcor, but of all companies to understand that even very effective internal disclosure control systems can provide only reasonable assurances with regard to both disclosures and financial statements.

During 2004 a whistle blowing service has been introduced to enable employees to make anonymous, confidential submissions regarding concerns about improper practices. This service has been rolled out on a global basis and is almost complete.

Remuneration Report

Amcor’s performance depends on the quality of its people and how it attracts, retains and motivates high calibre executives to deliver its objectives.

A reward system is in place which is determined by the performance of both the individual and the company over a number of years.

Long term incentives are an important part of the reward system and the Board has proposed an option and performance rights plan for Mr Ken McKenzie, details of which are set out in your Notice of Meeting.

Some shareholders have expressed a concern that the performance period was too short and the performance hurdles insufficient. The reason the Board chose a shorter performance period was to create a strong incentive to improve the performance of the company as quickly as possible. The performance hurdle of the average comparator total shareholder return was used, as this was considered a difficult target having regard to the stocks in the comparator.

As the Board takes the views of its shareholders seriously, the proposed resolution regarding option and performance rights terms has been amended to increase the performance period and require pro-rata vesting until the 75th percentile is reached.

Geoff Tomlinson, Chairman of the Human Resources Committee, will discuss the Remuneration Report in more detail later in the meeting.

Board Changes

Ms Elizabeth Alexander and Mr Charles Allen have decided to retire and not stand for re-election to the Amcor Board at today’s Annual General Meeting. Elizabeth has been a Director since 1994 and Charles since 1996. Both have been most valuable contributors to the evolution and development of the company over that period. We thank them for the contributions they have made over their respective periods on the Board.

During the year Mr John Thorn, previously the Managing National Partner of Pricewaterhouse Coopers, was appointed to the Board. He has also been appointed Chairman of the Audit Committee. John will be standing for election today, as will Ken MacKenzie.

In addition, Mr Ernest Pope is standing for election at this morning’s Annual General Meeting. Ern is a former senior executive of Nestlé, with broad international experience. Ern is present in the front row and I will ask him to speak to you about his background and experience prior to the vote on that resolution.

In summary, as you will hear shortly from your new Managing Director, Ken MacKenzie, Amcor is a very sound company. It has strong stable cash flows, the ability to pay good dividends, and has excellent opportunities for profitable growth over the medium term. The balance sheet remains solid and there is a clear strategy for the next stage of the company’s development. Your Board is confident this will result in ongoing improvements in earnings and returns for shareholders.

I would now like to hand over to Ken who was appointed to the role of Managing Director in May of this year and officially commenced in the role on July 1st.

Ken is 41 years old and has had 13 years experience with Amcor working in all the major operating divisions, including PET, flexibles, tobacco packaging and closures. He has managed businesses in all the major regions in which Amcor operates and has lived in North America, Australia and Europe. Ken is an engineer by training, a native of Montreal and speaks both English and French.

Clearly, Ken is a top class executive who understands the packaging industry intimately. He has an excellent track record of delivering improved earnings and returns and has precisely the qualities your Board sought in Amcor’s new chief executive officer.

Chris Roberts

CHAIRMAN

AMCOR LIMITED

ANNUAL GENERAL MEETING

THURSDAY, OCTOBER 27, 2005

MANAGING DIRECTOR’S SPEECH

Good morning, ladies and gentlemen. It is a privilege to be here today as the Managing Director of Amcor and let me start by saying that I am very enthusiastic about the future prospects for this company.

This morning the format of my presentation will be to give an overview of the results for the past year, as well as some broad comments on how the current year has started.

However, for most of the presentation, I would like to concentrate on the way forward for Amcor, where I see the opportunities and what the key priorities will be.

The 2004/2005 Year

2005 was one of the most difficult years ever experienced by the packaging industry. In many respects it was the perfect storm, with large cost increases on the supply side and slowing economic conditions on the demand side.

Raw material costs increased significantly and at their peak represented annualised increases of over $750 million. Although most of these increases were passed on to our customers in a timely fashion, we did not achieve full recovery in all cases and we did have some volume losses.

It is unusual to have a peak in raw material costs coinciding with slowing economic conditions. The combination of the two meant there was a concerted effort by customers to reduce inventories, which further impacted on volumes in the second half.

Some internal factors also impacted earnings. Our carton board mill upgrade in Queensland, Australia and the integration of the PET acquisition in Mexico, are both behind schedule, while the trade practice matter in the corrugated box business in Australasia required significant management resources.

A major positive for the year was the implementation of a number of substantial cost reduction programs across the businesses. Plant closures and headcount reduction projects in both the Flexibles and PET businesses were successfully implemented, as well as a global initiative to reduce overhead costs,

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

particularly in the general administration area. All of these efforts helped to offset the impact of non-recovered cost increases.

Even during this challenging year, Amcor continued to demonstrate strong operating cash flow which for the year was $980 million.

In summary, 2005 was a difficult year and although there were some positives, we understand there needs to be improvement.

First Quarter 2005/2006 Year

In August at the full year results we clearly set out the short term issues the businesses were facing.

First, the fourth quarter profit run rate was not strong and the conditions causing this were continuing into the first quarter of the current year.

Second, the economic environment for many countries in which we operate had weakened through the year and we anticipated that this subdued level of activity would continue through much of the first half.

Third, oil prices remained high and as we moved into the second quarter of the current year we anticipated further raw material cost increases.

All of these conditions have continued and the recent hurricanes in the US and resultant damage to the petrochemical industry is placing additional pressure on input costs.

The chart above is an index of the costs of raw materials for our flexible packaging business. It shows the rapid rise in raw materials in the June to December period last year, to a peak of nearly 115 on the index. It also shows that after a period of cost decreases from March to July, costs started to rise again in August and have continued to rise in September and October. It is anticipated that this trend will continue and costs could go higher than their peak of last January.

In a similar fashion, PET resin costs have also experienced substantial increases due mainly to a shortage of feedstock components, resulting from the hurricane damage in the US.

Finally, non raw material costs, like energy and transportation are also expected to increase.

Clearly, the challenge for the current year is to recover these cost increases. They are simply too large and too broad for the packaging industry to absorb.

Amcor will continue to be a leader in ensuring that increasing costs are passed through to our customers in the respective markets.

For this round of increases, our businesses are very well prepared and have developed specific action plans which are currently being implemented in the respective markets.

There are two factors which we believe will assist in the process:

First, resin availability across a range of products is currently in very tight supply and Amcor as a major purchaser of resins is in a good position to ensure uninterrupted supply to our customers.

Second, as I have already mentioned, the packaging industry is not in a position to absorb the cost increases. This is the third wave of cost increases over the past twelve months and it will be imperative that costs are fully recovered in a timely fashion.

In summary, the overall operating performance for the first quarter has been consistent with the comments given to the market at the full year results in August.

Economic conditions remain steady, although more subdued than the same period last year.

Raw material prices have increased through the quarter. However, due to our raw material inventories these increases have had minimal impact on the first quarter earnings.

The raw material cost increases are currently being passed on to customers in the market. It is still too early to comment on the success of this effort as any impact will be felt predominately in the second and third quarters.

The Way Forward

I would now like to move onto the key elements of the way forward for Amcor.

Over the past five years Amcor has divested non core fine paper assets and established a global packaging presence with important market positions in a number of key product segments. However, returns over this period have not improved.

From my perspective, there are substantial opportunities for improvement from the existing portfolio, but to obtain these benefits the organisation must focus on achieving superior execution in five key areas.

My experience is that superior execution is achieved through a clear focus on a small number of priorities.

In particular, we must ensure we have truly strong market positions, that we focus on the customers and markets in those segments and that our cost base is continually reduced. Finally there needs to be a focus on the importance and relevance of capital discipline.

I would now like to go through each of these components in more detail, starting with strong market positions.

For Amcor to be successful we need to focus our resources in the areas where we can win and make the tough decisions around those where we cannot.

For each of our product and market segments we are assessing both the fundamental attractiveness of the segment and our competitive position within the segment.

The key factors we are using to determine a market segment’s attractiveness are:

•              Opportunity to differentiate

•              Customer structure

•              Barriers to entry

•              Size and growth

The key factors that determine our competitiveness in a market segment are:

•              Cost Structure

•              Capability

•              Industry structure

•              Market share

•              Supply and demand dynamics

It is clear within Amcor that with numerous product offerings and 240 plants in 39 countries, there are some excellent segments and competitive positions, as well as some poor ones.

For those good segments, the focus is to understand the best way to grow their value.

For those segments with weak competitive positions, and/or poor segment attractiveness, the options are clear. We will either fix, sell or close these businesses with the priority generally being in that order.

As you would expect, we are still undergoing the review of the entire portfolio. However, currently there are businesses identified that could be sold if they cannot be improved quickly. The order of magnitude of potential sales proceeds is between $500 million to $1 billion.

At the time of the full year results in August we identified impairments of $210 million, based upon an initial review of the assets. It was clear at that time that there were some assets in the fix, sell or close category and depending on the outcome of our ongoing review, there was the possibility of further significant items in the order of $100 to $150 million.

The timeframe for this process is that the review will be completed during this fiscal year, however the implementation process could take up to two years to fully execute.

Next, we need to move the organisation from being internally focused, to more customer and market facing.

Amcor has been too internally focused. This internal focus is a direct result of the number of acquisitions and consequent restructuring and rationalisation programs that have taken place over the past 5 years.

During this period we have had most of our best people working on improving our internal operations and processes.

Going forward, it is absolutely essential that Amcor focuses its resources on better understanding market and customer needs in order to develop a more differentiated product offering.

It is also critical for us to understand where markets are going, both in a product and a geographic sense, and to establish early mover advantages where we can.

In short, if we understand our markets well we will make the correct resource allocation decisions and become more valuable as a supplier to our customers, both of which will help improve returns.

The next key area of execution focus is costs.

This is already ingrained in the culture at Amcor and significant improvement has already been made within the business groups. This process will continue.

To move to the next level however, there needs to be a concerted effort to more fully leverage our global position. To date, this has not been an area of focus.

For example, in Europe we have four business groups and there has been little cross business group co-operation to reduce the cost base or improve operating practices.

Opportunities do exist in sharing best practice. Across each of our businesses there is clearly world-class performance in varying disciplines. This might be in areas as diverse as commercial capability, working capital management, excellence in manufacturing processes, supply chain, or information technology. The list is long and the potential benefits are extensive.

There are also opportunities to reduce overheads at both a corporate and business unit level through clustering or sharing services. Through global leverage our procurement processes can also be improved.

The overall message I want to leave you with relating to costs, is that although a lot has been achieved, in reality there is a lot left on the table.

Amcor generates very strong operating cash flows. In the 2005 year, it was $980 million. How well we use this cash will be a key driver in creating shareholder value.

The goals need to be:

First, improve the decision-making process surrounding the investment of cash back into the business. Second, maintain a sound balance sheet and investment grade rating and third, increase the cash returns back to shareholders.

I would like to particularly discuss the issue of how cash is allocated back into the operations by way of capital investment.

The nature of capital projects can be broadly categorised into three areas; cost reduction initiatives, growth projects or business maintenance.

It is critical we get the right mix across these three categories to deliver ongoing growth in earnings and cashflow as well as improving returns. Success in this area however, is really an outcome of how well we execute the other factors I have already spoken about.

When we get the portfolio focused on attractive segments and we work closer with our customers to better understand their needs, we can further improve the way we allocate cash back into the businesses.

Therefore, in summary, capital discipline is not just about focusing on how much is spent, it is really about focusing on making sure it is spent in the areas which will create the most value.

I have spoken about four key aspects of the company that need to change and evolve. This will not happen unless the culture changes. This is the fifth area.

Put simply, my philosophy is that companies with the best people win.

For Amcor to successfully execute this agenda we must transform our culture in two key areas. First we need to be more externally focused, driven by a better understanding of customer needs and end markets.

Second, the business groups’ silo mindset must also change if the organisation is going to successfully share best practice across the company.

The focus on building the capabilities and competencies of our people across all layers, all businesses and all functional areas, must have the same priority as return on funds employed and safety, the two pillars of Amcor’s thinking over the past years.

Finally, I want to set realistic expectations.

A lot is happening currently and a lot will happen over the next 12 months.

The key element of our execution focus is the portfolio review. This is progressing well, however, the repositioning and growth of our attractive segments and the fix, sell, close agenda for our less attractive segments will take time to implement.

There are good opportunities for sustained long term growth in the existing business base. There are good opportunities for cost reduction. The way forward requires a clear focus on doing the right things over the next two to three years.

In achieving this, Amcor will evolve into a leaner and more dynamic organisation, driven by improving returns through superior execution and a greater understanding of the markets in which we operate.

Ken MacKenzie

MANAGING DIRECTOR

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Bert Guy
(Signature)*
BERT GUY
(Company Secretary)

Date   October 27, 2005

* Print the name and title of the signing officer under his signature.